SEC Mail Processing

SE 20010743

FEB 28 2020

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Destra Capital Investments, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 West Lake Street, Suite 1700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Martellaro **(925) 736-8450**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Plante & Moran, PLLC
(Name - if individual, state last, first, middle name)

2601 Cambridge Court	**Auburn Hills**	**MI**	**48326**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Martellaro, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Destra Capital Investments, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUANITA LUBRANO
COMM. # 2322015
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
MY COMMISSION EXPIRES
FEBRUARY 22, 2024
JAS1

Notary Public

Signature 2-26-2020

CEO
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of Contra Costa
Subscribed & sworn to (or affirmed) before me on this 26 day of February, 2020 by Dominic Martellaro proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Destra Capital Investments LLC

Financial Statements and Supplemental Schedules

For the year ended December 31, 2019

Destra Capital Investments LLC

Table of Contents

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Destra Capital Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Destra Capital Investments, LLC as of December 31, 2019 and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Destra Capital Investments, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Destra Capital Investments, LLC's management. Our responsibility is to express an opinion on Destra Capital Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Destra Capital Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information in schedules I, II, and III, as listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of Destra Capital Investments, LLC's financial statements. The supplemental information is the responsibility of Destra Capital Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Destra Capital Investments, LLC's auditor since 2017.
Auburn Hills, Michigan
February 26, 2020

Destra Capital Investments LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	538,917
Commissions and distribution fees receivable		87,562
Prepaid expenses		98,604
Right of use asset		7,948
Securities		20,980
Due from parent		106,569
Total assets	$	860,580

Liabilities and Member's Equity

Commissions payable	$	148,353
Accounts payable and accrued expenses		37,822
Lease liability		7,948
Total liabilities		194,123
Member's equity		666,457
Total liabilities and member's equity	$	860,580

See Notes to Financial Statements

Destra Capital Investments LLC

Statement of Operations

For the year ended December 31, 2019

Revenues:		
Distribution fees	$	1,097,965
Commissions		384,070
Servicing		124,650
Other		436,751
Total revenue		2,043,436
Expenses:		
Commissions		944,670
Salaries and employee costs		552,404
Professional fees		171,685
Travel & entertainment		187,685
Fund administration		126,297
Regulatory		54,705
General & administrative		14,624
Information technology		28,090
Lease		24,660
Insurance		11,609
Other		65,760
Total expenses		2,182,189
Net loss	$	(138,753)

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2019

Member's equity at January 1, 2019	$	805,210
Net loss		(138,753)
Member's equity at December 31, 2019	$	666,457

See Notes to Financial Statements

Destra Capital Investments LLC

Statement of Cash Flows

For the year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(138,753)
Unrealized gain on securities		(980)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in assets:		
Servicing fee receivable		15,000
Commissions and distribution fees receivable receivable		62,593
Prepaid expenses		(38,908)
Due from parent		166,278
Increase (decrease) in liabilities:		
Commissions payable		17,023
Other accrued expenses		(17,978)
Net cash provided by operating activities		64,275
Cash flows from investing activities:		
Purchase of securities		(20,000)
Net cash used in investing activities		(20,000)
Net increase in cash		44,275
Cash at beginning of the year		494,642
Cash at end of year	$	538,917

See Notes to Financial Statements

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective March 2011. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for the Destra Funds and the Meridian Funds (the Funds).

The primary business of the Company is to perform a wholesale distribution function for the Funds by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

The Company also acted as sponsor and depositor for various unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed end funds.

The Company is a limited business broker dealer and therefore is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(1) of the Securities and Exchange Commission and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

2. Significant Accounting Policies

Basis of Accounting and Presentation

The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for Federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent. Management has reviewed the Company's tax positions for all open tax years, which include 2016 through 2019, and concluded that as of December 31, 2019, the Company does not have a liability for any unrecognized tax amounts. To the extent the Company incurs interest or penalties, they are included within other expenses in the statement of operations. There were no interest or penalties incurred during the year ended December 31, 2019.

2. Significant Accounting Policies (continued)

Revenues

Distribution fees consist of fees received by the Company for acting as sponsor and depositor for a unit investments trust portfolio and for the marketing and distribution of closed end funds. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets.

Distribution fees also include Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares. Distribution fees are recognized over the life of the contract based on the market values of assets under management, which are determined monthly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided.

Commission revenue is commissions received from the sale of mutual fund shares and is recognized on trade date. Management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be on the trade date as it is the point in time in which a customer acquires the economic benefit of a security.

Servicing revenue consists of fees earned for facilitating the sale of shares of funds. These fees are based on the up-front commissions advanced by the Company to selling brokers and are paid on a monthly basis. The performance obligations are satisfied over the course of the contract as the funds simultaneously receive and consume the benefits provided.

Other revenues include sub-distributor fees which are paid to the Company for selling a fund. These fees are based on the sales of the fund and are paid on a weekly basis. Reimbursements for the costs of distributing this fund are also included in other revenues. In addition, the Company was reimbursed from a fund for expenses incurred in the sales of that fund.

Securities

Securities represent the Company's investments in mutual funds advised by Destra Capital Advisors, LLC, an affiliate of the Company, and are recorded on a trade date basis. The securities are classified as trading securities and are carried at fair value and based upon their published net asset value at the close of business on December 31, 2019.

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with US GAAP which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight -line basis over the lease term.

The Company adopted Topic 842 under a modified retrospective approach on January 1, 2019. Adoption of the leasing standard resulted in the recognition of an operating right of use asset of $32,272, and operating lease liability of $32,272 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. There was no material impact to the timing of expense or income recognition in the Company's Statement of Operations. Disclosures about the Company's leasing activities are presented in Note 6.

3. Related Party Transactions

Expenses of the Company are paid by the Parent and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. During 2019, $830,629 of expenses were allocated from the Parent to the Company. At December 31, 2019, the Parent owed the Company $106,569 as a result of the difference between expense allocations and reimbursements.

4. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2019 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2019 the Company's net capital was $412,257 which was $312,257 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .45 to 1.

5. Fair Value Measurement

In accordance with *Financial Accounting Standards Board's Accounting Codification*, Section 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. Level 1 valuations are those based on observable inputs such as quoted prices in active markets. Level 2 valuations are those based upon inputs other than the quoted prices in active markets that are observable either directly or indirectly. Level 3 valuations are those based upon unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions. At December 31, 2019 securities of $20,980 consisted of an investment in a mutual fund advised by Destra Capital Advisers LLC, an affiliate of the Company. The mutual fund invests primarily in equity securities and is classified as Level 1 securities.

The Investment in mutual funds is stated at fair value based on published net asset values of shares owned by the Company.

6. Leases

On February 8, 2018, the Company's Parent entered into a noncancelable operating lease agreement with an unrelated party for office space, expiring on April 30, 2020. The Company reimburses the Parent for a portion of the lease as part of its expense sharing agreement (Note 3).

As of December 31, 2019, aggregate future minimum lease payments under the operating lease amount to $8,220. The Company's ROU asset relates entirely to the lease described above and is classified as an operating lease. Cash paid for rent and lease costs recognized both amount to $24,660 for the year ended December 31, 2019. The present value of the total lease payments discounted at 3% is the lease liability of $7,948.

7. Commitments and contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2019, and through the date of this report there were no such claims.

8. Concentration of Credit Risk

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

9. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 26, 2020, the date the financial statements were issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements.

Destra Capital Investments LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

Computation of net capital:	
Total member's equity	$ 666,457
Deduct:	
Nonallowable assets:	
Commissions and distribution fees	42,326
Prepaid expenses	98,604
Due from parent	106,569
Haircuts on securities positions	6,701
Total deductions	254,200
Net capital	412,257
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	12,412
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	$ 312,257
Aggregate indebtedness - accounts payable and other liabilities	$ 186,175
Ratio of aggregate indebtedness to net capital	0.45

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

The original FOCUS filing showed net capital of	$ 412,257

Destra Capital Investments LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

Destra Capital Investments LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Destra Capital Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Destra Capital Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Destra Capital Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Destra Capital Investments, LLC stated that Destra Capital Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Destra Capital Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Destra Capital Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 26, 2020

Destra

DESTRA CAPITAL INVESTMENTS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

We, as members of management of Destra Capital Investments, LLC (the Company) are responsible for complying with 17 C.F. R §240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240. 17a-5 and the exemption provisions in 17 C.F. R §240. 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F. R §240. 15c3-3(k) under which the Company claimed an exemption from 17 C.F. R §240. 15c3-3: (k)(1).
2. We met the identified exemption provisions for the year ended December 31, 2019 without exception.

The Company is exempt from the provisions of 17 C.F. R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule) as the Company is limited to the sale of registered investment companies, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Destra Capital Investments, LLC

Dominic Martellaro
Principal
Destra Capital Investments, LLC

February 26, 2020

Destra Capital Investments
444 W Lake St, Ste 1700
Chicago, IL 60606

Phone
312-843-6167

Web
www.destracapital.com